Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Fixed Charges:
Interest expense on indebtedness	$555	$—	$—	$—	$—	$—
Non-cash interest expense and other	74	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	74	113	125	106	107	136
Total fixed charges	$703	$113	$125	$106	$107	$136
Earnings (loss):
Net income (loss) before income taxes	$(17,292)	$(18,032)	$5,459	$(41,270)	$(43,888)	$(23,233)
Fixed charges per above	703	113	125	106	107	136
Total earnings (loss)	$(16,589)	$(17,919)	$5,584	$(41,164)	$(43,781)	$(23,097)
Ratio of earnings to fixed charges	—	—	44.7	—	—	—
Deficiency of earnings available to cover fixed charges	$(17,292)	$(18,032)	$—	$(41,270)	$(43,888)	$(23,233)